UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2019

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached as Exhibit I are the Unaudited Interim Consolidated Financial Statements of Capital Product Partners L.P. (“CPLP”) for the six month periods ended June 30, 2019 and 2018 and the related Operating and Financial Review and Prospects discussion.

Attached as Exhibit 101 is the following financial information from this Report on Form 6-K for the six month periods ended June 30, 2019 and 2018, filed as part of Exhibit I hereto, formatted in Extensible Business Reporting Language (“XBRL”):

(i) Unaudited Condensed Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018;

(ii) Unaudited Condensed Consolidated Statements of Comprehensive (Loss) / Income for the six-month periods ended June 30, 2019 and 2018;

(iii) Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six-month periods ended June 30, 2019 and 2018;

(iv) Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2019 and 2018; and

(v) Notes to the Unaudited Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: October 11, 2019	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
		Name:	Gerasimos (Jerry) Kalogiratos
		Title:	Chief Executive Officer of Capital GP L.L.C.